UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coinmach Service Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

19259W 20 6

(CUSIP Number)

Stephen L. Ritchie, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Telephone:  (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19259W 20 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Mezzanine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Golder Rauner, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Introduction.

This Amendment No. 1 to Schedule 13D (“Schedule 13D”) supplements and amends in its entirety the Schedule 13D previously filed with the Securities and Exchange Commission on December 9, 2004 by GTCR Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), relating to the Income Deposit Securities (“IDSs”) of Coinmach Service Corp., a Delaware corporation (the “Issuer”).  Each IDS consists of one share of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), and an 11% senior secured note due 2024 (the “Senior Notes”) in a principal amount of $6.14.  By their terms, IDSs may be separated by the holders thereof into shares of Class A Common Stock and Senior Notes at any time.  On January 24, 2006, GTCR Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), separated its IDSs into Class A Common Stock and Senior Notes, and tendered approximately $13,504,396 in aggregate principal amount of Senior Notes held by it in a tender offer commenced by the Issuer.

Item 1.	Security and Issuer

This statement (the “Statement”) on Schedule 13D relates to the Class A Common Stock of the Issuer.  The Issuer’s principal executive office is located at 303 Sunnyside Boulevard, Suite 70, Plainview, New York 11803.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

1) Capital Partners, a Delaware limited partnership, by virtue of its former direct beneficial ownership of the Issuer’s Class A Common Stock;
2) Mezzanine Partners, by virtue of it being the general partner of Capital Partners;
3) GTCR Partners VI, L.P., a Delaware limited partnership (“Partners VI”), by virtue of it being the general partner of Mezzanine Partners; and
4) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners VI.
Capital Partners, Mezzanine Partners, Partners VI and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The principal business of Capital Partners, Mezzanine Partners (as general partner of Capital Partners), Partners VI (as general partner of Mezzanine Partners) and GTCR (as general partner of Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital.  The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 24, 2004, Capital Partners acquired 2,199,413 IDSs for an aggregate purchase price of $29,999,993.32.  The source of the funds used to acquire such IDSs was the internal capital of Capital Partners.

Item 4.	Purpose of Transaction

The Reporting Persons initially purchased and held the IDSs for investment purposes.  Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of finds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer (including shares of Class A Common Stock) or, as the case may be, to dispose of all or a portion of their investment in the Issuer whether owned now or acquired hereafter.

On January 5, 2006, the Issuer commenced a tender offer to purchase for cash (the “Tender Offer”) not less than $30.0 million in aggregate principal amount and up to all of its outstanding Senior Notes.  In order for a holder of IDSs to participate in the Tender Offer, such holder would be required to separate its IDSs into the requisite number of shares of Class A Common Stock and principal amount of Senior Notes.  On January 24, 2006, Capital Partners separated its 2,199,413 IDSs into 2,199,413 shares of Class A Common Stock and approximately $13.5 million in aggregate principal amount of Senior Notes.  On that date, Capital Partners also tendered its Senior Notes into the Tender Offer for total consideration of approximately $14.9 million, not including the payment of accrued and unpaid interest thereon.  Using a portion of the net proceeds from a February 2006 primary offering of 10,706,638 shares of Class A Common Stock (the “Offering”), the Issuer purchased 2,199,413 shares of Class A Common Stock from Capital Partners at a purchase price of $8.505 per share.

Except as otherwise described in this Schedule 13D (including Item 6 below), none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           and         (b)           As of the close of business on February 8, 2006, the Reporting Persons beneficially owned zero shares of Class A Common Stock of the Issuer and had the power to vote and dispose of zero shares of Class A Common Stock of the Issuer.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)           Except as stated within this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock of the Issuer reported by this Statement.

(e) As of February 8, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, other than the following:

Redemption of Class B Common Stock
Sales of Class B Common Stock by Class B Common Stockholders

In addition to the IDSs and the Class A Common Stock described herein, the Issuer also has outstanding 24,980,445 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”).  All outstanding shares of Class B Common Stock are owned directly by

Coinmach Holdings, LLC (“Holdings”).  GTCR-CLC, LLC (“GTCR-CLC”), of which GTCR Fund VII, L.P. (“GTCR Fund VII”) is the Managing Member, is a member of and effectively controls Holdings.  GTCR is the general partner of GTCR Partners VII, L.P., which is the general partner of GTCR Fund VII.

Upon the filing of a registration statement (other than a registration statement on Form S-4 or Form S-8) in connection with any primary offering of IDSs or Class A Common Stock not sold in the form of an IDS or any combination thereof, the Issuer will mail to the holders of Class B Common Stock notice of such filing and its intent to offer and sell such securities. Such notice will also notify holders of their option to require the Issuer to redeem all or a portion of the shares of Class B Common Stock held by such holder with the proceeds of such primary offering to the extent it is permitted under the indenture governing the Senior Notes. The holders of Class B Common Stock intending to have shares redeemed must so notify the Issuer within 10 days of the date of such notice.

The redemption price per share of Class B Common Stock pursuant to a primary IDS offering will be equal to 55% of the price to the public per IDS offered and sold in such offering (the “IDS redemption price”). The redemption price per share of Class B Common Stock pursuant to a primary offering of Class A Common Stock will be equal to the price to the public per share of Class A Common Stock offered and sold (the “Class A redemption price”). The redemption price per share of Class B Common Stock pursuant to a primary offering consisting of a combination of IDSs and shares of Class A Common Stock will be equal to: (i) (A) the IDS redemption price multiplied by the number of IDSs offered and sold, plus (B) the Class A redemption price multiplied by the number of separate shares of Class A Common Stock offered and sold, divided by (ii) the aggregate number of IDSs and separate shares of Class A Common Stock offered and sold.

If the redemption price is less than 95% of an amount equal to 55% of the market price of an IDS outstanding at the close of business on the first trading day immediately preceding the date of notice from the Issuer (or, if on such day all IDSs are separated or delisted, the market price of one share of Class A Common Stock at the close of business on such date), then holders of Class B Common Stock may rescind, in whole or in part, their election to require the Issuer to redeem their shares of Class B Common Stock upon delivery of notice of such rescission to the Issuer within 3 business days of the date such holders are notified of the redemption price.

The maximum number of shares of Class B Common Stock that may be so redeemed is equal to the aggregate gross proceeds from the IDSs and/or shares of Class A Common Stock that were offered and sold in the primary offering, minus aggregate underwriting discounts and commissions and fees and expenses with respect to such offering. In addition, redemption will be limited to an amount that will not result in a violation of the indenture governing the Senior Notes. In the event holders of Class B Common Stock elect to redeem a number of shares of Class B Common Stock having an aggregate redemption price that is greater than such amount allowable, such redemption will be made on a pro rata basis among the holders of Class B Common Stock that elected to exercise such redemption rights.

The Issuer intends to use net proceeds from an exercise of the underwriters’ overallotment option relating to the Offering to repurchase shares of Class B Common Stock at a purchase price per share equal to the public offering price of the Class A Common Stock offered in the Offering, net of any underwriting discounts and commissions.
Redemption of Class B Common Stock by the Issuer

Subject to the limitations contained in the indenture governing the Senior Notes, the Issuer may, at any time and at its option, redeem all or part of the outstanding Class B Common Stock, on a pro rata basis, upon not less than 10 nor more than 30 days notice.

The Issuer must make a public announcement of its intent to exercise such rights at least 45 days prior to such redemption. Notwithstanding the foregoing, if (i) the Issuer intends to effect such redemption with the proceeds of a registered offering of Issuer securities and (ii) the Issuer determines in good faith that making such a public announcement prior to the filing of the registration statement in connection with such registered offering may violate applicable securities laws, then it need not make such a public announcement until the later of the date that is 45 days prior to such redemption and the date of the filing of the registration statement.

The redemption price per share of Class B Common Stock will be equal to 55% of the average market price of an IDS outstanding at the close of business for each of the fifteen trading days immediately preceding the date of such redemption. If on any such trading day all IDSs are separated or delisted, the market price to be used for such day will be the market price of one share of Class A Common Stock as of the close of business on such trading day (subject to certain antidilution and other similar adjustments).

Limitation on Redemption

The exercise by the holders of the Class B Common Stock of their sales rights and the exercise by the Issuer of the redemption rights described above are subject to certain tests and limitations. Under the indenture governing the Senior Notes, the Issuer may not redeem any shares tendered in connection with any sales right or exercise any redemption rights if (1) any such redemption would result in a default under such indenture, (2) the Issuer does not have or will not have as a result of the redemption enough distributable cash flow after giving effect to the redemption, (3) as a result of such redemption, for the most recent fiscal quarter for which financial statements are then available, the Issuer would not have been permitted to pay certain specified quarterly dividend amounts on the Class A common stock, (4) the Issuer has incurred debt as a result of such redemption that exceeds certain EBITDA to consolidated fixed charges thresholds or (5) such redemption occurs prior to a merger event and, immediately after giving effect to the redemption both (i) the Issuer’s debt or debt of its subsidiaries is treated as held substantially proportionately with the Issuer’s equity or equity of its subsidiaries, as measured by a test in the indenture governing the Senior Notes, and (ii) in general terms, the remaining payments to be made by Coinmach Corp. to the Issuer under the intercompany note are insufficient to cover the remaining payments to be made by the Issuer on the Senior Notes.

The Issuer will need to comply with the foregoing conditions in order to redeem shares of Class B Common Stock with proceeds from any exercise of the underwriters’ overallotment option with respect to the Offering.

Upon the effectiveness of any redemption of Class B Common Stock, the rights of shares of Class B Common Stock so redeemed with respect to redemptions, dividends, voting or any other matter will immediately expire; provided, however, that in the event such redemption occurs subsequent to the record date for determination of stockholders entitled to (i) a dividend payment, (ii) vote on any matter to be submitted to stockholders or (iii) rights with respect to any other matter, the holder of the shares of such Class B Common Stock as of such record date will maintain the Class B Common Stock rights with respect to such dividend, vote or other matter.

Notwithstanding any right to redeem or require the redemption of shares of Class B Common Stock, the Issuer’s amended and restated certificate of incorporation requires that shares of Class B Common Stock in an amount equal to at least 10% of the then outstanding shares of Class A Common Stock and Class B Common Stock must remain outstanding at all times until November 24, 2006.

Amended and Restated Securityholders Agreement

Holdings and its unitholders (including GTCR-CLC) are party to a securityholders agreement that was amended and restated in connection with the original IDS offering to, among other things, include the Issuer as a party thereto and address matters relating to the transfer of securities of the Issuer held by Holdings or which may in the future be held by Holdings’ unitholders. The securityholders agreement provides that GTCR-CLC has the ability to designate for election a majority of Holdings’ board for so long as GTCR-CLC owns in the aggregate at least 50% of the securities of Holdings. The securityholders agreement also provides for certain restrictions on issuances and transfers of any of Holdings’ units purchased or otherwise acquired by any unitholder including, but not limited to, provisions providing: (i) unitholders with certain limited participation rights in certain proposed transfers; (ii) certain unitholders with limited first refusal and other rights in connection with certain proposed transfers of Holdings’ units; and (iii) that if Holdings authorizes the issuance or sale of any Holdings’ common units or any securities convertible, exchangeable or exercisable for Holdings’ common units, Holdings will first offer to sell to the unitholders a specified percentage of the Holdings common units sold in such issuance.

The amendment and restatement of the securityholders agreement in connection with the original IDS offering extended certain of the limitations on transfers of Holdings’ units to transfers of Issuer securities that the unitholders may hold in the future, such that unitholders have the right to participate in certain sales of Issuer securities by other unitholders and have the right to purchase certain Issuer securities that other unitholders propose to sell to third parties.

Holdings Units Registration Rights Agreement

Holdings, the equity investors (including GTCR-CLC) and management investors entered into a registration rights agreement whereby such investors have rights with respect to the registration under the Securities Act, for resale to the public, of their Holdings units. The agreement provides, subject to limitations, that the investors have both demand and piggyback registration rights. The agreement contains customary provisions regarding the priority among the investors with respect to their Holdings units to be registered and provides for indemnification of such investors by Holdings.

Lock-Up Agreements

The Issuer, its executive officers and directors, GTCR-CLC and certain other stockholders of the Issuer entered into Lock-Up Agreements with Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner and Smith Incorporated (together, the “Representatives”) whereby they have agreed to a 90-day ‘‘lock-up,’’ subject to certain exceptions, with respect to, among other things, all shares of the Issuer’s IDSs and common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities. Pursuant to the Lock-Up Agreements, for a period of 90 days following the date of the agreement, such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that the Issuer file a registration statement related to any of these securities without the prior written consent of the Representatives.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement among the Reporting Persons dated February 15, 2006.
Exhibit 2	Powers of Attorney for the Reporting Persons dated February 9, 2006. Previously filed in connection with the Reporting Persons’ Form 4s dated February 10, 2006.*
Exhibit 3	Amended and Restated Certificate of Incorporation of Coinmach Service Corp. (1)
Exhibit 4	Amended and Restated Securityholders Agreement among Coinmach Service Corp., Coinmach Holdings, LLC and its Unitholders. (1)
Exhibit 5	Purchase Agreement by and between Coinmach Service Corp. and Coinmach Holdings, LLC.
Exhibit 6	Registration Rights Agreement, dated as of March 6, 2003, by and among Coinmach Holdings, LLC, GTCR-CLC, LLC and the other investors named therein. (2)
Exhibit 7	Limited Liability Company Agreement of Coinmach Holdings, LLC dated March 6, 2003. (2)
Exhibit 8	Amendment No. 1 to the Limited Liability Company Agreement of Coinmach Holdings, LLC.
Exhibit 9	Form of Lock-Up Agreement.

* Previously filed.

(1)           Incorporated by reference to Coinmach Service Corp.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 001-32359).

(2)           Incorporated by reference to Coinmach Service Corp.’s Registration Statement on Form S-1 (Registration
No. 333-114421).

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GTCR CAPITAL PARTNERS, L.P.

By: GTCR Mezzanine Partners, L.P.
Its: General Partner

By: GTCR Partners VI, L.P.
Its: General Partner

By: GTCR Golder Rauner, L.L.C.
Its: General Partner

By:	/s/ Steven S. Hall
Name: Steven S. Hall
Its: Authorized Signatory pursuant to a power of attorney filed as Exhibit 99.1 to the Form 4 filed on February 10, 2006

GTCR MEZZANINE PARTNERS, L.P.

By: GTCR Partners VI, L.P.
Its: General Partner

By: GTCR Golder Rauner, L.L.C.
Its: General Partner

By:	/s/ Steven S. Hall
Name: Steven S. Hall
Its: Authorized Signatory pursuant to a power of attorney filed as Exhibit 99.1 to the Form 4 filed on February 10, 2006

GTCR PARTNERS VI, L.P.

By: GTCR Golder Rauner, L.L.C.
Its: General Partner

By:	/s/ Steven S. Hall
Name: Steven S. Hall
Its: Authorized Signatory pursuant to a power of attorney filed as Exhibit 99.1 to the Form 4 filed on February 10, 2006

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Steven S. Hall
Name: Steven S. Hall
Its: Authorized Signatory pursuant to a power of attorney filed as Exhibit 99.1 to the Form 4 filed on February 10, 2006